                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-53929

PROSPECTUS

                                   Amgen Inc.



                        1,500,000 SHARES OF COMMON STOCK

This Prospectus relates to up to 1,500,000 shares of Common Stock, par value $.0001 per share (the "Shares"), of Amgen Inc. ("Amgen" or the "Company"), that may be sold by the Company from time to time upon the exercise of non-qualified stock options (the "Options") granted under the Company's 1997 Special Non-Officer Equity Incentive Plan, Amended and Restated 1991 Equity Incentive Plan, Amended and Restated 1988 Stock Option Plan and Amended and Restated 1987 Director Stock Option Plan (each a "Plan" and collectively, the "Plans"). The Shares will be sold to trusts established for the benefit of certain participants under the Plans and members of their immediate families (the "Trusts") and to former spouses of Plan participants who receive Options pursuant to domestic relations orders (the "Former Spouses").

The Company will sell the Shares in accordance with the terms of the Plans and the Options. The exercise price of each Option has been or will be determined by the Board of Directors of the Company, or a Committee thereof, in each case in accordance with the applicable Plan. Certain Trusts may be deemed to be affiliates of the Company. Such affiliates may resell Shares only pursuant to an effective registration statement covering such resale or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the Securities Act of 1933, as amended.

The Common Stock is traded on the Nasdaq National Market under the symbol AMGN. On June 5, 1998, the closing price of the Common Stock was $63.6875 per share.

The Company will receive all of the proceeds from the sale of the Shares hereby. No underwriting discounts or commissions will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this Offering are $60,000. See "Plan of Distribution."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" COMMENCING ON PAGE 3.

                                 ______________


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.





June 8, 1998
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                                  TABLE OF CONTENTS


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                                                                    Page


AVAILABLE INFORMATION.............................................     2
INCORPORATION OF DOCUMENTS BY REFERENCE...........................     2
RISK FACTORS......................................................     3
THE COMPANY.......................................................     5
USE OF PROCEEDS...................................................     5
DETERMINATION OF OFFERING PRICE...................................     5
DESCRIPTION OF THE PLANS AND THE OPTIONS..........................     5
PLAN OF DISTRIBUTION..............................................     5
LEGAL MATTERS.....................................................     5
EXPERTS...........................................................     5

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission at http://www.sec.gov. The common stock, par value $.0001 per share, of the Company is listed on The Nasdaq National Market. Reports, proxy information and other information concerning the Company can also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company, the Plan and the Options. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents have been filed by the Company with the Commission (File No. 0-12477) and are incorporated herein by reference:

  (1) the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997;

  (2) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

  (3) Description of the Company's Common Stock, contractual contingent payment rights and preferred share rights plan contained in the Registration Statements on Form 8-A filed with the SEC on September 7, 1983 and April 1, 1993, and the Form 8-K filed with the SEC on February 28, 1997, respectively.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of the above documents (excluding exhibits, unless such exhibits are specifically incorporated by reference in such documents) may be obtained without charge upon request by persons (including beneficial owners) to whom this Prospectus is delivered from the Manager of Investor Relations of the Company, One Amgen Center Drive, Thousand Oaks, California 91320-1789 (telephone number 805-499-5725, extension 3352).

RISK FACTORS

Amgen operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following risk factors should be considered carefully in evaluating the Company and its business prior to purchasing the Shares offered hereby.

Uncertainty of Product Development. The Company is pursuing, and intends to continue, an aggressive product development program. Successful product development in the biotechnology industry is highly uncertain, and only a small minority of research and development programs ultimately result in the commercialization of a product. Of the candidates that are commercialized, all may not be commercially successful. Product candidates that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, without limitation, results indicating lack of effectiveness or harmful side effects in clinical or preclinical testing, failure to receive necessary regulatory approvals, uneconomical manufacturing costs, the existence of third party proprietary rights, failure to be cost effective in light of existing therapeutics or other factors. There can be no assurance that the Company will be able to produce future products that have commercial potential.

Additionally, success in preclinical and early clinical trials does not ensure that large scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations which may delay, limit or prevent further clinical development or regulatory approvals. The length of time necessary to complete clinical trials and receive approval for product marketing by regulatory authorities varies significantly by product and indication and is often difficult to predict.

Uncertainty of Regulatory Approvals. The Company's research and development, preclinical testing, clinical trials, facilities, manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The success of the Company's current products and future product candidates will depend in part upon obtaining and maintaining regulatory approval to market products in approved indications. Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continued review. Later discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to obtain necessary approvals, or the restriction, suspension or revocation of any approvals or the failure to comply with regulatory requirements could have a material adverse effect on the Company.

Uncertain Availability of Third-Party Reimbursement. In both domestic and foreign markets, sales of the Company's products are dependent in part on the availability of reimbursement from third party payors such as governments and private insurance plans. In certain foreign markets pricing and profitability of prescription pharmaceuticals are subject to government controls. In the United States, there has been, and the Company expects there to continue to be, a number of state and federal proposals to implement price controls. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing and usage. Further, significant uncertainties exist as to the reimbursement status of newly approved therapeutic products, and current reimbursement policies for existing products may change. Changes in reimbursement or failure to obtain reimbursement may reduce the demand for, or the price of, the Company's products which could have a material adverse effect on the Company and its operating results. Specifically, patients in the U.S. receiving EPOGEN(R) in connection with treatment for end stage renal disease are covered primarily under medical programs provided by the federal government. Therefore, EPOGEN(R) sales may be affected by future changes in reimbursement rates or the basis for reimbursement by the federal government. In 1997, the Health Care Finance Administration instituted a reimbursement charge for EPOGEN(R) which has adversely affected sales of EPOGEN(R). There can be no assurance that sales of the Company's other products, or future products, will not be similarly affected.

Impact of Professional Guidelines. In addition to government agencies that promulgate regulations and guidelines directly applicable to the Company and its products, private health/science foundations and organizations involved in various diseases may also publish, from time to time, guidelines or recommendations to the healthcare and patient communities. These private organizations may make recommendations that affect the usage of certain therapies, drugs or procedures, including the Company's products. Such recommendations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines that are followed by patients and healthcare providers and that result in, among other things, decreased use of the Company's products could have a material adverse effect on the Company. In addition, the perception that such recommendations or guidelines will be followed could adversely affect prevailing market prices for the Company's common stock.

Patent and License Uncertainties.  The  patent  positions   of  pharmaceutical
and   biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions. To date there has emerged no consistent policy regarding breadth of claims allowed in such companies' patents. Accordingly, there can be no assurance that patents and patent applications relating to the Company's products and technologies will not be challenged, invalidated or circumvented or will afford protection against competitors with similar products or technology. Patent disputes are frequent and can preclude commercialization of products. The Company currently is, and may in the future be, involved in patent litigation. Such litigation, if decided adversely, could subject the Company to significant liabilities, cause the Company to obtain third party licenses or cease using the technology or product in dispute. However, there can be no assurance that such licenses will be available on terms acceptable to the Company, or at all.

The Company is currently involved in arbitration proceedings with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson ("Johnson & Johnson"), relating to a license granted by the Company to Johnson & Johnson for sales of Epoetin alfa in the United States for all human uses except dialysis and diagnostics. There can be no assurance this matter will be resolved in the Company's favor.

Competition. Amgen operates in a highly competitive environment. The Company competes with pharmaceutical and biotechnology companies, some of which may have technical or competitive advantages, for, among other things, the development of technologies and processes and the acquisition of technology from academic institutions, government agencies and other private and public research organizations. There can be no assurance that the Company will be able to produce or acquire rights to products that have commercial potential. Even if the Company achieves product commercialization, there can be no assurance that one or more of the Company's competitors will not: (1) achieve product commercialization earlier than the Company, (2) receive patent protection that dominates or adversely affects the Company's activities or (3) have significantly greater marketing capabilities.

Fluctuations in Operating Results; Volatility of Stock Price. The Company's operating results may fluctuate from period to period for a number of reasons. Historically the Company has planned its operating expenses, many of which are relatively fixed in the short term, on the basis that revenues will continue to grow. Accordingly, even a relatively small revenue shortfall may cause a period's results to be below Company expectations. Such a revenue shortfall could arise from any number of factors, including, without limitation, lower than expected demand, changes in wholesaler buying patterns, changes in product pricing strategies, increased competition from new and existing products, fluctuations in foreign currency exchange rates, changes in government or private reimbursement, transit interruptions, overall economic
conditions or natural disasters (including earthquakes).   The Company  also
experiences a degree of seasonality in its operating results.

The Company's stock price, like that of other biotechnology companies, is subject to significant volatility. The stock price may be affected by fluctuations in the Company's operating results as well as, among other things, clinical trial results and other product development related announcements by Amgen or its competitors, regulatory matters, announcements in the scientific and research community, intellectual property and legal matters, changes in reimbursement policies or medical practices or broader industry and market trends unrelated to the Company's performance. In addition, if revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate adverse impact on the Company's stock price.

Risks of Rapid Growth. The Company has adopted an aggressive growth plan that includes substantial and increased investments in research and development and investments in facilities that will be required to support significant growth. This plan carries with it a number of risks, including a higher level of operating expenses, the difficulty of attracting and assimilating a large number of new employees, and the complexities associated with managing a larger and faster growing organization.

                                  THE COMPANY

Amgen Inc. ("Amgen" or the "Company") is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. Amgen's principal executive offices are located at One Amgen Center Drive, Thousand Oaks, California 91320-1789, and its telephone number is (805) 447-1000.

                                USE OF PROCEEDS

The Company intends to use the proceeds from the sale of the Shares for general corporate purposes.

                        DETERMINATION OF OFFERING PRICE

The Company will sell the Shares in accordance with the terms of the Plans and the Options. The exercise price of each Option has been or will be determined by the Board of Directors of the Company or a committee thereof.

                    DESCRIPTION OF THE PLANS AND THE OPTIONS

Information relating to the exercise of Options by the Trusts and the Former Spouses and the related federal income tax consequences is described in the written information previously furnished to participants in the Plans, including the Trusts, and to the Former Spouses. Additional copies of such information will be furnished without charge to the Trusts and the Former Spouses upon written or oral request. The Plans are included as exhibits to the Registration Statement of which this Prospectus forms a part.

                              PLAN OF DISTRIBUTION

The Shares are being registered to permit the sale by the Company of such Shares to certain Trusts and Former Spouses upon the exercise of Options. The Company has agreed, among other things, to bear all expenses in connection with the Registration Statement and the sale of the Shares covered by this Prospectus. The Shares may be sold from time to time in one or more transactions at offering prices determined in accordance with the terms of the Options. Certain of the Shares may be sold to affiliates of the Company. Such affiliates will not resell such Shares except pursuant to an effective registration statement covering such resale or pursuant to an exemption from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the Shares will be passed on for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 appearing in the Company's Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.